August 15, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	BOK Financial Corporation (the “Company”)

Registration Statement on Form S-4/A

File No. 333-226211

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:00 P.M. on Thursday, August 16, 2018, or as soon thereafter as is practicable.

Very truly yours, BOK Financial Corporation

By:	/s/ Steven E. Nell
Steven E. Nell, Executive Vice President and Chief Financial Officer